UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       UNIVISION COMMUNICATIONS INC.
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                              (Name of Issuer)

                   CLASS A COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)

                                 914906102
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                               (CUSIP Number)

                            ALFONSO DE ANGOITIA
                            GRUPO TELEVISA, S.A.
                       AV. VASCO DE QUIROGA NO. 2000,
                            EDIFICIO A, PISO 4,
                     COLONIA SANTA FE 01210, MEXICO, DF
                              525-55-261-2000

                                   COPY:
                           JOSEPH A. STERN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                                212-859-8000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             February 25, 2002
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13(g), check the following box.   [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------

CUSIP No.  914906102                                      13D
---------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             Grupo Televisa, S.A.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                        (a)|_|
                                                        (b)|X|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS (See Instructions)

                        WC, BK, OO
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Mexico
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                             7    SOLE VOTING POWER
        NUMBER OF                   39,289,534(1)(2)
          SHARES            -----------------------------------------------
BENEFICIALLY OWNED BY EACH   8    SHARED VOTING POWER
        REPORTING                               0
       PERSONS WITH          -----------------------------------------------
                             9    SOLE DISPOSITIVE POWER

                                    39,289,534(1)(2)
                             -----------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                                0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            39,289,534(1)(2)
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                              |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%(3)
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------------------------------------
 (1) The filing of this Schedule 13D shall not be construed as an admission by Grupo Televisa, S.A. that it or any of its affiliates is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act. Grupo Televisa, S.A. disclaims that it constitutes part of a "group" with any other person with respect to shares of Univision Communications Inc.

 (2) Of this number, 6,000,000 shares of Class A Common Stock and a warrant entitling the holder to purchase an additional 100,000 shares will be issued to Televisa upon the closing of the Fonovisa Purchase Transaction, as described in Item 4 hereof.

 (3) 14.6% when calculated on a fully diluted basis. 17.7% when calculated in accordance with Rule 13d-3(d) under the Act. See Item 5 hereof.

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   14    TYPE OF REPORTING PERSON (See Instructions)

                     CO
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

ITEM 1.  Security and Issuer.
         -------------------

     This statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A common stock, par value $.01 per share (the "Class A Stock"), of Univision Communications Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, suite 3050, Los Angeles, California 90067.

ITEM 2.  Identity and Background
         -----------------------

     (a)-(c) This Schedule 13D is filed by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), and reflects shares of Class A Stock beneficially owned directly by Televisa and indirectly by Televisa through certain of its subsidiaries (such subsidiaries, the "Subsidiaries"). Televisa has full dispositive and voting control over the shares of Class A Stock beneficially owned by it through the Subsidiaries. Televisa has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. The principal business office of Televisa is located at Av. Vasco de Quiroga No. 2000, Edificio A, Piso 4, Colonia Santa Fe 01210, Mexico DF. To the best of Televisa's knowledge, the name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Televisa are set forth on Schedule 1, attached hereto, which schedule is hereby incorporated by reference.

     (d)-(e) During the five years prior to the date hereof, none of Televisa or, to the best of Televisa's knowledge, anyone listed on Schedule 1 attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Prior to December 19, 2001 and after giving effect to the Issuer's stock splits relating to its common stock (effective as of January 12, 1998 and August 11, 2000), Televisa, directly and through Subsidiaries, beneficially owned (a) 13,593,034 shares of Class A Stock (which were and continue to be held as shares of Class T common stock, par value $.01 per share (the "Class T Stock"), which are convertible at any time at the option of Televisa into shares of Class A Stock on a share for share basis) and (b) a warrant entitling the holder to purchase up to 2,000 shares of either Class T Stock or Class A Stock (the "Existing Warrant"), and had been filing reports on Schedule 13G with respect thereto pursuant to Rule 13d-1(d) under the Act. These shares and others (or warrants entitling the holder to purchase shares) of which Televisa or Subsidiaries have since disposed were acquired in exchange for equity securities purchased by Televisa and certain of its subsidiaries issued by a predecessor of the Issuer in December of 1992 for approximately $7,200,000, which was funded by Televisa's working capital.

     The source and amount of funds or other consideration utilized with respect to the shares of Class A Stock acquired by Televisa in connection with the transactions occurring on December 19, 2001 (as more fully described in Item 4 hereof) are as follows:

     The shares of Series B Preferred Stock, and subsequently the Converted Shares (each as described in Item 4 hereof), were issued to Fonovisa L.L.C. ("Fonovisa"), a wholly-owned indirect Subsidiary, for $375,000,000. Such funds were obtained from Televisa, which in turn obtained such funds from working capital as well as pursuant to a Credit Agreement, dated as of December 21, 2001, between Televisa, the Banks set forth therein and JPMorgan Chase Bank, as administrative agent for the Banks.

     The WPA Warrant (as described in Item 4 hereof) was issued to Televisa by the Issuer in consideration of the surrender by Televisa of certain governance rights under the Issuer's organizational documents.

     The securities which will be beneficially owned as a result of the consummation of the Fonovisa Purchase Transaction (as described in Item 4 hereof) will be issued by the Issuer in consideration of the sale by Televisa and some of its subsidiaries of the Fonovisa Music Group (as described in Item 4 hereof).

ITEM 4.  Purpose of Transaction.
         ----------------------

     On December 19, 2001, Fonovisa and the Issuer entered into a Share Purchase Agreement (the "Share Purchase Agreement") pursuant to which Fonovisa purchased 375,000 shares of the Issuer's Series B Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), which automatically converted into an aggregate of 10,594,500 shares of Class A Stock (the "Converted Shares") on February 25, 2002 upon the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR").

     On December 19, 2001, Televisa and the Issuer entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement") pursuant to which Televisa received a warrant (the "WPA Warrant") entitling it to purchase up to 9,000,000 shares of Class A Stock in consideration of Televisa's surrender of certain governance rights under the Issuer's organizational documents. No voting rights attach to the unexercised WPA Warrant or to any unexercised portion thereof. The Warrant Purchase Agreement provided that the WPA Warrant could not be exercised prior to the expiration of the waiting period under the HSR, which occurred on February 25, 2002.

     On December 19, 2001, Televisa and the Issuer entered into a Letter Agreement (the "Fonovisa Purchase SPA"), whereby the parties agreed that the Issuer or certain of its affiliates would purchase from Televisa or certain of its subsidiaries all of the capital stock of Fonovisa S.A. de C.V., Fonovisa de Centroamerica S.A., Fonovisa Inc. and America Musical S.A. de C.V. (collectively, the "Fonovisa Music Group") in exchange for 6,000,000 shares of Class A Stock and a warrant (the "Fonovisa Warrant") entitling the holder thereof to purchase an additional 100,000 shares of Class A Stock (such transaction, the "Fonovisa Purchase Transaction"). No voting rights will attach to the unexercised Fonovisa Warrant or to any unexercised portion thereof. The Fonovisa Purchase Transaction is to be consummated within 10 business days after the satisfaction of the conditions to closing set forth in the Fonovisa Purchase SPA.

     The Issuer also agreed to issue to a Subsidiary a warrant entitling the holder thereof to purchase 2,000 shares of Class T Stock or Class A Stock (the "Replacement Warrant"). Such warrant will amend and restate the Existing Warrant. No voting rights attach to this unexercised warrant or to any unexercised portion thereof, except that for as long as it is outstanding, Televisa will have certain rights to approve dividends and other distributions under the Issuer's bylaws, subject to certain exceptions

     The foregoing summaries of the Share Purchase Agreement, the Warrant Purchase Agreement and the Fonovisa Purchase SPA are qualified in their entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

Other Transactions Involving Televisa and the Issuer:
----------------------------------------------------

     On December 19, 2001, Televisa and certain of its subsidiaries entered into a series of other transactions with the Issuer, including:

     (a) Amending the parties' program license agreement. Among other matters, the Issuer now has an exclusive right to broadcast substantially all of Televisa's Spanish-language programming in the United States over the Univision, Galavision and Telefutura networks through December 2017, with some exceptions, whereas the Issuer previously had an exclusive first option with respect to this programming, but only in connection with the Univision and Galavision networks. In exchange for these exclusive broadcast rights, Televisa is now entitled, in addition to its existing 9% programming royalty on net time sales of the Univision and Galavision networks, to an incremental 3% programming royalty on net time sales of the Univision and Galavision networks to the extent such net time sales exceed net time sales for the year 2001, as well as a 12% programming royalty on net time sales of the Telefutura network beginning in 2003, subject to certain adjustments, including minimum annual royalties of $5,000,000 in respect of Telefutura for 2003, increasing by $2,500,000 each year to $12,500,000.

     (b) Other transactions. Televisa and the Issuer entered several other transactions or arrangements, including (i) an agreement to establish a joint venture to introduce Televisa's satellite and cable pay television programming into the United States and (ii) certain arrangements regarding the Issuer's stations in Puerto Rico, including an agreement to enter into certain program license agreements, subject to existing contractual agreements, as well as an option to participate in the acquisition by the Issuer of certain stations in Puerto Rico.

     Finally, pursuant to the Issuer's Certificate of Incorporation, Televisa has had the right to select one member of the Issuer's Board of Directors. Effective January 16, 2002, Emilio Azcarraga Jean, Chief Executive Officer of Televisa, joined the Issuer's Board of Directors as its "Vice-Chairman." Televisa has appointed Alfonso de Angoitia as Mr. Azcarraga's alternate director.

     Televisa and its Subsidiaries acquired the shares and warrants in connection with the transactions described herein for investment purposes. Televisa and its Subsidiaries intend to review their position in the Issuer from time to time. Depending upon future evaluations of the business prospects of the Issuer and upon other developments (including, but not limited to, general economic and business conditions, stock market conditions and Televisa and its subsidiaries' liquidity needs), Televisa may retain or seek to increase its direct or indirect holdings of Class A Stock or dispose of all or a portion of its direct or indirect holdings of Class A Stock and/or exercise all or a portion of the warrants that it holds directly or indirectly.(4)

----------------------
(4) The exercise of any warrant described in this Schedule 13D may be restricted by ownership restrictions set forth in the Communications Act of 1934, as amended, or the rules, regulations, decisions and written policies promulgated thereunder (together, the "Communications Act"). Such restrictions may prevent the exercise of any warrants that would result in the ownership by non-U.S. citizens of more than 25% of the outstanding stock of the Issuer.


     Except as indicated in this Schedule 13D, none of Televisa, or to the best of Televisa's knowledge, anyone listed on Schedule 1 hereto currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D; however, Televisa may develop or consider such plans or proposals in the future.

ITEM 5.  Interest in Securities of the Issuer.(5)
         ------------------------------------

     (a) (i) After giving effect to each of the transactions described in
Item 4, including without limitation, those contemplated by the Share Purchase Agreement, Televisa beneficially owns (directly or through the Subsidiaries) 39,289,534 shares of Class A Stock, representing (x) 16.5% of the shares of Class A Stock outstanding, calculated in accordance with Rule 13d-3(d) under the Act or (y)14.6% of the shares of Class A Stock outstanding on a fully diluted basis. Of this number, 13,593,034 are currently held as Class T Stock; 10,594,500 are currently held as shares of Class A Stock; 9,000,000 are currently represented by the WPA Warrant; 6,000,000 shares of Class A Stock will be beneficially owned upon the closing of the Fonovisa Purchase Transaction; 100,000 will be represented by the Fonovisa Warrant upon the closing of the Fonovisa Purchase Transaction; and 2,000 are held as a warrant to purchase such number of shares of Class T Stock or Class A Stock.

-----------------------
(5) In all instances in this Schedule 13D in which a percentage is give on a "fully diluted basis," such percentages are based on 269,351,339 shares of Class A Stock outstanding on a fully diluted basis, calculated by combining (a) the 210,086,975 shares of the Issuer's common stock outstanding on September 30, 2001, as reported on the Issuer's report on Form 10-Q for the period ending September 30, 2001 (the "10-Q"), (b) the 27,413,309 "dilutive" warrants of the Issuer outstanding on September 30, 2001, as reported on the 10-Q, (c) the 3,356,555 "dilutive" options of the Issuer outstanding on September 30, 2001, as reported on the 10-Q, (d) the 25,694,500 shares of Class A Stock obtained by Televisa pursuant to the transactions described in
     Item 4 of this Schedule 13D, and (e) the warrant entitling the holder thereof to purchase 2,800,000 shares of Class A Stock issued to Venevision Investments LLC on December 19, 2001. In all instances in this Schedule 13D in which a percentage with respect to ownership by Televisa is calculated in accordance with Rule 13d-3(d) under the Act, such percentages are based on 170,882,221 shares of Class A Stock outstanding, calculated by combining (x) the 140,694,687 shares of Class A Stock outstanding on October 17, 2001, as reported on the 10-Q and (y) the 30,187,534 shares (including those described in Note 2 hereof) of Class A Stock which Televisa beneficially owns. Calculations under Rule 13d-3(d) set forth herein disregard for all purposes warrants held by Televisa (or its Subsidiaries) exercisable for 9,102,000 shares of Class A Stock because such warrants may only be exercised to the extent that such exercise will not cause a violation under the Communications Act.


          (ii) In addition, any beneficial ownership of Class A Stock by any of the executive officers or directors of Televisa is set forth on
Schedule 1 attached hereto.

     (b) (i) Televisa has the sole power, directly or indirectly, to direct the vote and the disposition of each of the shares described in clause
(a)(i) of this Item 5. However, the WPA Warrant does not entitle its holder to voting rights; 6,000,000 of such shares will only be beneficially owned and carry voting rights upon the closing of the Fonovisa Purchase Transaction; the Fonovisa Warrant will only be issued upon the consummation of the Fonovisa Purchase Transaction (and such warrant will not entitle its owner to voting rights); and the Replacement Warrant does not entitle its holder to any voting rights, except as described above.

          (ii) In addition, those parties who have the power to direct the vote and disposition of any shares described in clause (a)(ii) of this Item 5 are set forth on Schedule 1 attached hereto.

     (c) Except as set forth in Item 4 hereof, none of Televisa or, to the best of Televisa's knowledge, anyone listed on Schedule 1 has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

     (d)-(e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
         with Respect to Securities of the Issuer.
         ----------------------------------------

     Except as described in this Schedule 13D, none of Televisa or, to the best of Televisa's knowledge, anyone listed on Schedule 1 attached hereto has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer. The description of the transactions discussed in Item 4 is further described in the exhibits attached hereto, including the Share Purchase Agreement, the Warrant Purchase Agreement, the Fonovisa Purchase SPA, and the Press Release issued by the Issuer, on December 20, 2001. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.  Material to be Filed as Exhibits.

   Exhibit 10.1 Credit Agreement, dated as of December 21, 2001 between Televisa, the Banks set forth therein and JPMorgan Chase Bank, as administrative agent for the Banks (incorporated herein by reference to Exhibit 10.5 of Amendment No. 1 to the Form F-4, which amendment was filed by Televisa on January 30, 2002).

   Exhibit 10.2 Share Purchase Agreement, dated as of December 19, 2001, by and between Fonovisa L.L.C. and the Issuer.

   Exhibit 10.3 Warrant Purchase Agreement, dated as of December 19, 2001, by and between Televisa and the Issuer.

   Exhibit 10.4 Letter Agreement, dated December 19, 2001, between Televisa and the Issuer.

   Exhibit 99.1 Press Release, dated December 20, 2001 (incorporated herein by reference to the Form 6-K filed by Televisa on December 20, 2001).

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                    GRUPO TELEVISA, S.A.


                                    By: /s/ Alfonso de Angoitia Noriega
                                       ---------------------------------
                                       Name:  Alfonso de Angoitia Noriega
                                       Title: Executive Vice President and
                                              Chief Financial Officer

                                 Schedule 1

          Executive Officers and Directors of Grupo Televisa, S.A.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Grupo Televisa, S.A. is set forth below.

BOARD OF DIRECTORS
-------------------------------------------------------------------------------------------------------------------
NAME AND BUSINESS ADDRESS                     PRINCIPAL OCCUPATION (UNLESS OTHERWISE              CITIZENSHIP
                                              INDICATED, TITLES RELATE TO RELATIONSHIP WITH
                                              GRUPO TELEVISA, S.A. OR ITS AFFILIATES).
-------------------------------------------------------------------------------------------------------------------
Emilio Azcarraga Jean                         Chairman of the Board, President and                Mexico
c/o Grupo Televisa, S.A.                      Chief Executive Officer and President of the
Grupo Televisa, S.A.                          Executive Committee
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Maria Asuncion                                Vice Chairman of the Board and Member of the        Mexico
     Aramburuzabala Larregui                  Executive Committee of Grupo Modelo, S.A. de
c/o Grupo Televisa, S.A.                      C.V.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
In alphabetical order:
-------------------------------------------------------------------------------------------------------------------
Juan Abello Gallo                             President of Grupo Torreal, Spain                   Spain
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Alfonso de Angoitia Noriega                   Executive Vice President - Chief Financial          Mexico
c/o Grupo Televisa, S.A.                      Officer, Secretary of the Board and Secretary
Grupo Televisa, S.A.                          of the Executive Committee
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Julio Barba Hurtado                           Director of Televicentro and Legal Advisor to       Mexico
c/o Grupo Televisa, S.A.                      the President
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Jose Antonio Baston Patino(6)                 Corporate Vice President of Television              Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF

--------------------

(6) Beneficial owner of 150,000 shares of Class A Stock (currently held as options to purchase such shares) with the sole power, directly or indirectly, to direct the vote and the disposition of each of such shares. Such share ownership represents approximately .06% of the outstanding Class A Stock on a fully diluted basis and approximately .11% of the outstanding Class A Stock as calculated pursuant to Rule 13d-3(d) under the Act.

-------------------------------------------------------------------------------------------------------------------
Ana Patricia Botin O'Shea                     Private Investor (such activity does not refer      Spain
c/o Grupo Televisa, S.A.                      to a Grupo Televisa, S.A. position)
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Manuel Jorge Cutillas Covani(7)               Director of Bacardi Limited                         Spain
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF

--------------------

(7) Beneficial owner of 2,000 shares of Class A Stock with the sole power, directly or indirectly, to direct the vote and the disposition of each of such shares. Such share ownership represents less that .01% of the outstanding Class A Stock, calculated both on a fully diluted basis and pursuant to Rule 13d-3(d) under the Act.

-------------------------------------------------------------------------------------------------------------------
Jaime Davila Urcullu                          Executive Vice President                            Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Carlos Fernandez Gonzalez                     Chief Executive Officer and Vice Chairman of        Mexico
c/o Grupo Televisa, S.A.                      the Board of Grupo Modelo, S.A. de C.V.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Bernardo Gomez Martinez                       Deputy to the President                             Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Claudio X. Gonzalez Laporte                   Chairman of the Board and Chief Executive           Mexico
c/o Grupo Televisa, S.A.                      Officer of Kimberly-Clark de Mexico, S.A. de
Grupo Televisa, S.A.                          C.V. and President of the Business Council
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Roberto Hernandez Ramirez                     Chairman of the Board and Chief Executive           Mexico
c/o Grupo Televisa, S.A.                      Officer of Banco Nacional de Mexico, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Enrique Krauze Kleinbort                      Chief Executive Officer of Editorial Clio           Mexico
c/o Grupo Televisa, S.A.                      Libros y Videos, S.A. de C.V.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
German Larrea Mota Velasco                    Chairman of the Board of Grupo Mexico, S.A. de      Mexico
c/o Grupo Televisa, S.A.                      C.V.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Gilberto Perezalonso Cifuentes                Private Advisor (such activity does not refer       Mexico
c/o Grupo Televisa, S.A.                      to a Grupo Televisa, S.A. position)
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Alejandro Quintero Iniguez                    Corporate Vice President of Sales and Marketing     Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Fernando Senderos Mestre                      Chief Executive Officer of DESC, S.A. de C.V.       Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Enrique F. Senior                             Executive Vice President and Managing Director      Cuba with United
c/o Grupo Televisa, S.A.                      of Allen & Company Incorporated                     States residency
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Lorenzo H. Zambrano Trevino                   President, Chief Executive Officer and              Mexico
c/o Grupo Televisa, S.A.                      Chairman of the Board of Cemex, S.A. de C.V.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------


EXECUTIVE OFFICERS
-------------------------------------------------------------------------------------------------------------------
NAME AND ADDRESS                              CURRENT POSITION                                   CITIZENSHIP
-------------------------------------------------------------------------------------------------------------------
Emilio Azcarraga Jean                         Chairman of the Board, President and               Mexico
c/o Grupo Televisa, S.A.                      Chief Executive Officer and President of the
Grupo Televisa, S.A.                          Executive Committee
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
In alphabetical order:
-------------------------------------------------------------------------------------------------------------------
Alfonso de Angoitia Noriega                   Executive Vice President - Chief Financial         Mexico
c/o Grupo Televisa, S.A.                      Officer
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Maximiliano Arteaga                           Vice President of Operations - Televisa            Mexico
c/o Grupo Televisa, S.A.                      Chapultepec
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Felix Jose Araujo Ramirez                     Vice President of Broadcasting and                 Mexico
c/o Grupo Televisa, S.A.                      Telesistema
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Jose Antonio Baston Patino(6)                 Corporate Vice President of Television             Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF

--------------------

(6) Beneficial owner of 150,000 shares of Class A Stock (currently held as options to purchase such shares) with the sole power, directly or indirectly, to direct the vote and the disposition of each of such shares. Such share ownership represents approximately .06% of the outstanding Class A Stock on a fully diluted basis and approximately .11% of the outstanding Class A Stock as calculated pursuant to Rule 13d-3(d) under the Act.

-------------------------------------------------------------------------------------------------------------------
Jaime Davila Urcullu                          Executive Vice President                           Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Bernardo Gomez Martinez                       Deputy to the President                            Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Eduardo Michelsen Delgado                     Editorial Televisa -- Internacional                Columbia
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Jorge Eduardo Murguia Orozco                  Vice President - Production                        Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Martin Perez Cerda                            Editorial Televisa - Mexico                        Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Alejandro Quintero Iniguez                    Corporate Vice President of Sales and              Mexico
c/o Grupo Televisa, S.A.                      Marketing
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Raul Rodriguez Gonzales                       Chief Executive Officer of Radio                   Spain
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Cristobal Rugama Maison                       Chief Executive Officer of Innova                  U.S.A.
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------
Pablo Vazquez Oria                            Chief Executive Officer of Cablevision             Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210, Mexico, DF
-------------------------------------------------------------------------------------------------------------------


                               EXHIBIT INDEX


   Exhibit 10.1 Credit Agreement, dated as of December 21, 2001 between Televisa, the Banks set forth therein and JPMorgan Chase Bank, as administrative agent for the Banks (incorporated herein by reference to Exhibit 10.5 of Amendment No. 1 to the Form F-4, which amendment was filed by Televisa on January 30, 2002).

   Exhibit 10.2 Share Purchase Agreement, dated as of December 19, 2001, by and between Fonovisa L.L.C. and the Issuer.

   Exhibit 10.3 Warrant Purchase Agreement, dated as of December 19, 2001, by and between Televisa and the Issuer.

   Exhibit 10.4 Letter Agreement, dated December 19, 2001, between Televisa and the Issuer.

   Exhibit 99.1 Press Release, dated December 20, 2001 (incorporated herein by reference to the Form 6-K filed by Televisa on December 20, 2001).